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DIRECT DIAL 212-735-2116 EMAIL ADDRESS RICHARD.GROSSMAN@SKADDEN.COM
May 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

 RE: LL Flooring Holdings, Inc.

 Commission File Number: 001-33767

 Preliminary Proxy Materials Relating to 2024 Annual

 Meeting of Stockholders

Ladies and Gentlemen:

On behalf LL Flooring Holdings, Inc. (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy card (the “Preliminary Proxy Materials”) relating to the Company’s 2024 Annual Meeting of Stockholders (the “Annual Meeting”).

Jerald Hammann has notified the Company that he intends to nominate himself to stand for election as a director at the Annual Meeting and Thomas D. Sullivan has notified the Company that he intends to nominate himself and two other individuals to stand for election as directors at the Annual Meeting, in each case, in opposition to the nominees recommended by the Board of Directors of the Company. The Company is filing the Preliminary Proxy Materials because the Preliminary Proxy Materials comment upon and reference Mr. Hammann’s and Mr. Sullivan’s “solicitations in opposition” (as defined in Rule 14a-6(a) of the Exchange

May 10, 2024

Act) to the Company’s director nominees standing for election at the Annual General Meeting.

Please be advised that, in accordance with Rule 14a-6(b) of the Exchange Act, the Company intends to release definitive proxy materials on or about May 23, 2024 by sending to its stockholders a definitive proxy statement and form of proxy, as well as a copy of the Company’s Annual Report for the year ended December 31, 2023, as amended. To accommodate the Company’s proposed timing for the release of definitive proxy materials, we would appreciate your prompt attention to the Preliminary Proxy Materials. Please direct any communications concerning the Preliminary Proxy Materials to the undersigned at (212) 735-2116 or Richard.Grossman@skadden.com and to Alice Givens at
(804) 495-7400 or agivens@llflooring.com.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

cc: LL Flooring Holdings, Inc.